Exhibit 99.1
JUST ENERGY GROUP INC.
 INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
 (unaudited in thousands of Canadian dollars)

	Notes	As at Dec. 31, 2016	As at March 31, 2016	As at Dec. 31, 2015
ASSETS
Current assets
Cash and cash equivalents		$77,534	$127,596	$90,820
Restricted cash		6,260	7,495	20,705
Trade and other receivables	5	370,479	362,255	347,838
Unbilled revenues		246,344	227,366	284,305
Accrued gas receivables		606	13,617	5,650
Gas delivered in excess of consumption		12,722	6,338	11,114
Gas in storage		24,324	3,068	14,529
Prepaid expenses, deposits and other current assets	6	97,714	114,684	88,955
Fair value of derivative financial assets	8	33,330	4,990	11,200
Corporate tax recoverable		6,051	10,079	13,946
		875,364	877,488	889,062
Non-current assets
Investments		11,854	7,049	8,301
Property, plant and equipment		24,772	25,045	24,119
Intangible assets		358,813	345,873	358,859
Contract initiation costs		-	-	2,485
Fair value of derivative financial assets	8	7,770	3,384	3,769
Deferred tax asset		9,202	40,950	31,279
		412,411	422,301	428,812
TOTAL ASSETS		$1,287,775	$1,299,789	$1,317,874

LIABILITIES AND DEFICIT

Current liabilities
Trade and other payables		$533,349	$511,276	$482,337
Accrued gas payable		633	11,253	2,746
Deferred revenue		42,465	22,953	38,654
Income taxes payable		8,307	9,287	21,392
Fair value of derivative financial liabilities	8	81,992	427,862	428,905
Provisions		11,388	13,573	12,656
Current portion of long-term debt	11	92,773	-	-
		770,907	996,204	986,690
Non-current liabilities
Long-term debt	11	519,548	660,543	695,020
Provisions		-	4,416	5,011
Deferred lease inducements		1,167	1,394	1,472
Fair value of derivative financial liabilities	8	197,374	286,952	299,962
Deferred tax liability		8,414	1,367	3,302
		726,503	954,672	1,004,767
TOTAL LIABILITIES		1,497,410	1,950,876	1,991,457
Deficit attributable to equity holders of the parent
Shareholders' capital	10	1,076,051	1,069,434	1,067,453
Equity component of convertible debentures		18,866	25,795	25,795
Contributed surplus		52,008	43,459	44,166
Deficit		(1,404,525)	(1,838,683)	(1,843,748)
Accumulated other comprehensive income	9	47,965	48,908	32,751
TOTAL DEFICIT		(209,635)	(651,087)	(673,583)
TOTAL LIABILITIES AND DEFICIT		$1,287,775	$1,299,789	$1,317,874

Commitments and Guarantees (Note 17)
See accompanying notes to the interim condensed consolidated financial statements

1.

JUST ENERGY GROUP INC.
 INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

			Three months	Three months	Nine months	Nine months
			ended	ended	ended	ended
			Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	Notes		2016	2015	2016	2015

Sales	14		$918,536	$1,009,709	$2,809,773	$3,029,980
Cost of sales			744,183	829,772	2,289,214	2,531,981
GROSS MARGIN			174,353	179,937	520,559	497,999
EXPENSES
Administrative			44,567	42,934	135,985	120,826
Selling and marketing			55,337	67,061	172,581	195,090
Other operating expenses	13(a	)	23,263	19,315	63,132	68,757
			123,167	129,310	371,698	384,673
Operating profit before the following			51,186	50,627	148,861	113,326
Finance costs	11		(25,477)	(17,731)	(61,332)	(52,228)
Change in fair value of derivative instruments	8		183,345	(23,478)	474,293	4,236
Other loss			(37)	(456)	(1,564)	(2,310)
Profit before income taxes			209,017	8,962	560,258	63,024
Provision for (recovery of) income taxes	12		20,976	(1,226)	51,154	11,423
PROFIT FOR THE PERIOD			$188,041	$10,188	$509,104	$51,601

Attributable to:
Shareholders of Just Energy			$180,593	$5,618	$490,565	$40,809
Non-controlling interest			7,448	4,570	18,539	10,792
PROFIT FOR THE PERIOD			$188,041	$10,188	$509,104	$51,601

Earnings per share available to shareholders	15
Basic			$1.22	$0.04	$3.32	$0.28
Diluted			$0.98	$0.04	$2.60	$0.27

See accompanying notes to the interim condensed consolidated financial statements
2.

JUST ENERGY GROUP INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(unaudited in thousands of Canadian dollars)

		Three months	Three months	Nine months	Nine months
		ended	ended	ended	ended
		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	Notes	2016	2015	2016	2015
PROFIT FOR THE PERIOD		$188,041	$10,188	$509,104	$51,601

Other comprehensive loss to be reclassified to profit or loss in subsequent periods:	9
Unrealized loss on translation of foreign operations		(1,977)	(11,491)	(943)	(23,642)
Other comprehensive loss to be reclassified to profit or loss in subsequent periods, net of tax		(1,977)	(11,491)	(943)	(23,642)
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD, NET OF TAX		$186,064	$(1,303)	$508,161	$27,959

Total comprehensive income (loss) attributable to:
Shareholders of Just Energy		$178,616	$(5,873)	$489,622	$17,167
Non-controlling interest		7,448	4,570	18,539	10,792
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD, NET OF TAX		$186,064	$(1,303)	$508,161	$27,959

See accompanying notes to the interim condensed consolidated financial statements
3.

JUST ENERGY GROUP INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(unaudited in thousands of Canadian dollars)

	Notes		2016	2015
ATTRIBUTABLE TO THE SHAREHOLDERS
Accumulated earnings (deficit)
Accumulated deficit, beginning of period			$(165,963)	$(230,567)
Profit for the period, attributable to shareholders			490,565	40,809
Accumulated earnings (deficit), end of period			324,602	(189,758)

DIVIDENDS
Dividends, beginning of period			(1,672,720)	(1,597,928)
Dividends declared and paid	16		(56,407)	(56,062)
Dividends, end of period			(1,729,127)	(1,653,990)
DEFICIT			$(1,404,525)	$(1,843,748)

ACCUMULATED OTHER COMPREHENSIVE INCOME	9
Accumulated other comprehensive income, beginning of period			$48,908	$56,393
Other comprehensive loss			(943)	(23,642)
Accumulated other comprehensive income, end of period			$47,965	$32,751

SHAREHOLDERS' CAPITAL	10
Shareholders' capital, beginning of period			$1,069,434	$1,063,423
Share-based units exercised			6,617	4,030
Shareholders' capital, end of period			$1,076,051	$1,067,453

EQUITY COMPONENT OF CONVERTIBLE DEBENTURES
Balance, beginning of period			$25,795	$25,795
Add: Issuance of 6.75% convertible debentures			5,899	-
Less: Partial redemption of 6.0% convertible debentures			(12,828)	-
Balance, end of period			$18,866	$25,795

CONTRIBUTED SURPLUS
Balance, beginning of period			$43,459	$44,062
Add: Share-based compensation expense	13(a	)	4,255	4,086
Partial redemption of 6.0% convertible debentures			12,906	-
Non-cash deferred share grant distributions			29	48
Less: Share-based units exercised			(6,617)	(4,030)
Share-based compensation adjustment			(2,024)	-
Balance, end of period			$52,008	$44,166

NON-CONTROLLING INTEREST
Distributions to non-controlling shareholders			(18,539)	(10,792)
Profit attributable to non-controlling interest			18,539	10,792
Balance, end of period			$-	$-
TOTAL DEFICIT			$(209,635)	$(673,583)
See accompanying notes to the interim condensed consolidated financial statements

4.

JUST ENERGY GROUP INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited in thousands of Canadian dollars)

			Three months	Three months	Nine months	Nine months
			ended	ended	ended	ended
			Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
Net inflow (outflow) of cash related to the following activities	Notes		2016	2015	2016	2015
OPERATING
Profit before income taxes			$209,017	$8,962	$560,258	$63,024

Items not affecting cash
Amortization of intangible assets and related supply contracts	13(a	)	3,975	4,011	10,695	12,744
Amortization of contract initiation costs			-	3,180	-	18,728
Amortization of property, plant and equipment	13(a	)	1,701	921	3,560	2,677
Amortization included in cost of sales			759	647	2,213	1,825
Share-based compensation	13(a	)	1,353	1,364	4,255	4,086
Financing charges, non-cash portion			9,831	4,235	18,732	11,595
Other			(90)	(90)	(270)	(261)
Change in fair value of derivative instruments			(183,345)	23,478	(474,293)	(4,236)
Adjustment required to reflect net cash receipts from gas sales			(2,024)	(2,699)	17,501	17,532
Net change in non-cash working capital balances			(1,312)	(15,298)	(10,884)	(22,548)
Income taxes paid			(4,260)	(52)	(16,024)	(6,816)
Cash inflow from operating activities			35,605	28,659	115,743	98,350

INVESTING
Purchase of property, plant and equipment			(2,210)	(1,613)	(5,866)	(4,254)
Purchase of intangible assets			(7,887)	(1,987)	(12,715)	(7,566)
Acquisition of businesses			(3,994)	-	(3,994)	-
Investments			422	-	(4,550)	-
Restricted cash			30	-	1,492	(3,426)
Cash outflow from investing activities			(13,639)	(3,600)	(25,633)	(15,246)

FINANCING
Dividends paid			(18,788)	(18,653)	(56,378)	(56,015)
Repayment of long-term debt			(280,000)	(1,014)	(306,909)	(5,472)
Issuance of long-term debt			160,000	-	160,000	-
Debt issuance costs			(6,538)	-	(6,538)	(3,518)
Credit facilities withdrawal			90,295	-	90,295	-
Distributions to minority shareholder			(7,448)	(4,570)	(18,539)	(10,792)
Cash outflow from financing activities			(62,479)	(24,237)	(138,069)	(75,797)

Effect of foreign currency translation on cash balances			(712)	1,374	(2,103)	4,699

Net cash inflow (outflow)			(41,225)	2,196	(50,062)	12,006
Cash and cash equivalents, beginning of period			118,759	88,624	127,596	78,814

Cash and cash equivalents, end of period			$77,534	$90,820	$77,534	$90,820

Supplemental cash flow information:
Interest paid			$14,390	$15,351	$40,666	$45,680

See accompanying notes to the interim condensed consolidated financial statements
5.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended December 31, 2016
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

1. ORGANIZATION

Just Energy Group Inc. ("JEGI", "Just Energy" or the "Company") is a corporation established under the laws of Canada to hold securities and to distribute the income of its directly or indirectly owned operating subsidiaries and affiliates. The registered office of Just Energy is First Canadian Place, 100 King Street West, Toronto, Ontario, Canada. The interim condensed consolidated financial statements consist of Just Energy and its subsidiaries and affiliates. The interim condensed consolidated financial statements were approved by the Board of Directors on February 8, 2017.

2.	OPERATIONS

Just Energy is a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions and renewable energy options. With offices located across the United States, Canada, and the United Kingdom, Just Energy serves approximately two million residential and commercial customers, providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy is the parent company of Amigo Energy, Commerce Energy, Green Star Energy, Hudson Energy, Just Energy Solar, Tara Energy and TerraPass.
By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy's customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Just Energy derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers.
In addition, Just Energy markets smart thermostats, offering the thermostats as a stand-alone unit or bundled with certain commodity products. The smart thermostats are manufactured and distributed by ecobee Inc. ("ecobee"), a company in which Just Energy holds a 10% fully diluted equity interest. Just Energy also offers green products through its JustGreen program. The JustGreen electricity product offers customers the option of having all or a portion of their electricity sourced from renewable green sources such as wind, solar, hydropower or biomass. The JustGreen gas product offers carbon offset credits that allow customers to reduce or eliminate the carbon footprint of their homes or businesses. Additional green products allow customers to offset their carbon footprint without buying energy commodity products and can be offered in all states and provinces without being dependent on energy deregulation.

Just Energy markets its product offerings through a number of sales channels including door-to-door marketing, broker and affinity relationships, and online marketing. The online marketing of gas and electricity contracts is primarily conducted through Just Ventures LLC and Just Ventures L.P. (collectively, "Just Ventures"), a joint venture in which Just Energy holds a 50% equity interest.

3.	FINANCIAL STATEMENT PREPARATION
(a)	Statement of compliance with IFRS
These interim condensed consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB"). Accordingly, certain informa-tion and footnote disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the IASB, have been omitted or condensed.
6.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended December 31, 2016
 (unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(b)	Basis of presentation and interim reporting
These interim condensed consolidated financial statements should be read in conjunction with and follow the same accounting policies and methods of application as those used in the audited consolidated financial statements for the years ended March 31, 2016 and 2015.

The interim condensed consolidated financial statements are presented in Canadian dollars, the functional currency of Just Energy, and all values are rounded to the nearest thousand. The interim condensed consolidated financial statements are prepared on a going concern basis under the historical cost convention except for certain financial assets and liabilities which are stated at fair value.
The interim operating results are not necessarily indicative of the results that may be expected for the full year ending March 31, 2017, due to seasonal variations resulting in fluctuations in quarterly results. Gas consumption by customers is typically highest in October through March and lowest in April through September. Electricity consumption is typically highest in January through March and July through September. Electricity consumption is lowest in October through December and April through June. For the 12 months ended December 31, 2016, Just Energy reported gross margin of $724,848 (2015 - $692,065) and profit of $539,997 (2015 – loss of $11,840).
(c)	Principles of consolidation
The interim condensed consolidated financial statements include the accounts of Just Energy and its directly or indirectly owned subsidiaries and affiliates as at December 31, 2016. Subsidiaries and affiliates are consolidated from the date of acquisition and control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries and affiliates are prepared for the same reporting period as Just Energy, using consistent accounting policies. All intercompany balances, sales, expenses and unrealized gains and losses resulting from intercompany transactions are eliminated on consolidation.

4.       ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the interim condensed consolidated financial statements are disclosed below. Just Energy intends to adopt these standards, if applicable, when they become effective.

IFRS 9, Financial Instruments, ("IFRS 9"), was issued by the IASB on July 24, 2014, and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss ("FVTPL") and amortized cost. Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is only applied to financial liabilities. IFRS 9 uses a new expected loss impairment model and also uses a new model for hedge accounting aligning the accounting treatment with risk management activities. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Management is currently evaluating the impact of IFRS 9 on the consolidated financial statements.

7.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended December 31, 2016
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

IFRS 15, Revenue from Contracts with Customers, ("IFRS 15"), establishes a five-step model that will apply to revenue earned from a contract with a customer, regardless of the type of revenue transaction or industry. The standard will also provide guidance on the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of the entity's ordinary activities. The standard also outlines increased disclosures that will be required, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods and key judgments and estimates made. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. Management is currently evaluating the impact of IFRS 15 on the consolidated financial statements.

IFRS 16, Leases ("IFRS 16"), was issued by the IASB in January 2016. This guidance brings most leases onto the balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. Furthermore, per the standard, a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly, and the liability accrues interest. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease. Lessees are permitted to make an accounting policy election, by class of underlying asset, to apply a method like IAS 17's operating lease accounting and not recognize lease assets and lease liabilities for leases with a lease term of 12 months or less, and on a lease-by-lease basis, to apply a method similar to current operating lease accounting to leases for which the underlying asset is of low value. IFRS 16 supersedes IAS 17, Leases and Related Interpretations, and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied. Just Energy has not yet assessed the impact of this standard.

IAS 7, Statement of Cash Flows ("IAS 7"), has been amended by the IASB to introduce additional disclosure that will allow users to understand changes in liabilities arising from financing activities. This amendment to IAS 7 is effective for annual periods beginning on or after January 1, 2017. Management is currently evaluating the impact of this amendment on the required disclosures to be made in the consolidated financial statements.

5. TRADE AND OTHER RECEIVABLES
	As at	As at	As at
	Dec. 31, 2016	March 31, 2016	Dec. 31, 2015
Trade account receivables, net	$294,293	$274,365	$309,527
Other	76,186	87,890	38,311
	$370,479	$362,255	$347,838

6. PREPAID EXPENSES, DEPOSITS AND OTHER CURRENT ASSETS
	As at	As at	As at
	Dec. 31, 2016	March 31, 2016	Dec. 31, 2015
Prepaid expenses and deposits	$60,589	$62,330	$45,414
Green certificates	37,125	52,354	43,541
	$97,714	$114,684	$88,955

8.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended December 31, 2016
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

7. ACQUISITION OF DB SWDIREKT GMBH AND DB SWPRO GMBH

On December 8, 2016, Just Energy completed the acquisition of 95% of the issued and outstanding shares of db swdirekt GmbH ("SWDirekt"), a retail energy company, and 50% of the issued and outstanding shares of db swpro GmbH ("SWPro"), a sales and marketing company, for $6.2 million, subject to closing adjustments. Terms of the deal include a $2.2 million payment upon the achievement of sales targets. In addition, variable compensation is payable to the selling shareholders, which will be recorded as remuneration expense in the future, subject to the financial performance of the acquired businesses. At this time, it is not practicable to estimate the amount of variable compensation payable in the future.
The acquisition of SWDirekt and SWPro was accounted for using the purchase method of accounting. Just Energy allocated the purchase price to the identified assets and liabilities acquired based on their fair values at the time of acquisition as follows:

NET ASSETS ACQUIRED

Working capital (including cash of $77)	$361
Property, plant and equipment	56
Intangible assets	6,003
Non-controlling interest	(41)
Other liabilities	(221)
Total consideration	$6,158

Cash paid, net of estimated working capital adjustment	$3,994
Contingent consideration	2,164
Total consideration	$6,158

The purchase price allocation is considered preliminary, and as a result may be adjusted. The transaction costs related to the acquisition of SWDirekt and SWPro have been expensed and are included in other operating expenses in the interim condensed consolidated income statement.

8.	FINANCIAL INSTRUMENTS
(a)	Fair value of derivative financial instruments
The fair value of financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Management has estimated the value of financial swaps, physical forwards and option contracts for electricity, natural gas, carbon and renewable energy certificates, and generation and transmission capacity contracts using a discounted cash flow method, which employs market forward curves that are either directly sourced from third parties or are developed internally based on third party market data. These curves can be volatile, thus leading to volatility in the mark to market with no immediate impact to cash flows. Gas options have been valued using the Black option value model using the applicable market forward curves and the implied volatility from other market traded options.
The following table illustrates gains (losses) related to Just Energy's derivative financial instruments classified as fair value through profit or loss and recorded on the interim condensed consolidated statements of financial position as fair value of derivative financial assets and fair value of derivative financial liabilities, with their offsetting values recorded in change in fair value of derivative instruments.

9.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended December 31, 2016
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2016	2015	2016	2015

Physical forward contracts and options (i)	$121,934	$3,084	$297,314	$8,984
Financial swap contracts and options (ii)	58,262	(22,425)	157,595	900
Foreign exchange forward contracts	466	1,074	(1,303)	2,164
Share swap	613	3,657	(1,697)	7,159
Liability associated with exchangeable shares and equity-based compensation	49	64	158	222
Eurobond conversion feature	(1,076)	(8,827)	17,043	(16,872)
Other derivative options	3,097	(105)	5,183	1,679
Change in fair value of derivative instruments	$183,345	$(23,478)	$474,293	$4,236

The following table summarizes certain aspects of the fair value of derivative financial assets and liabilities recorded in the interim condensed consolidated statements of financial position as at December 31, 2016:
	Financial assets (current)	Financial assets (non-current)	Financial liabilities (current)	Financial liabilities (non-current)

Physical forward contracts and options (i)	$25,519	$6,682	$46,045	$116,942
Financial swap contracts and options (ii)	1,534	753	35,826	59,689
Foreign exchange forward contracts	387	335	-	-
Share swap	-	-	-	15,515
Eurobond conversion feature	-	-	-	5,228
Other derivative options	5,890	-	121	-
As at December 31, 2016	$33,330	$7,770	$81,992	$197,374

The following table summarizes certain aspects of the fair value of derivative financial assets and liabilities recorded in the interim condensed consolidated statements of financial position as at March 31, 2016:

	Financial assets (current)	Financial assets (non-current)	Financial liabilities (current)	Financial liabilities (non-current)

Physical forward contracts and options (i)	$1,109	$1,752	$276,211	$149,478
Financial swap contracts and options (ii)	1,269	1,269	151,371	100,915
Foreign exchange forward contracts	2,496	-	-	470
Share swap	-	-	-	13,818
Eurobond conversion feature	-	-	-	22,271
Other derivative options	116	363	280	-
As at March 31, 2016	$4,990	$3,384	$427,862	$286,952

10.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended December 31, 2016
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table summarizes certain aspects of the fair value of derivative financial assets and liabilities recorded in the interim condensed consolidated statements of financial position as at December 31, 2015:

	Financial assets (current)	Financial assets (non-current)	Financial liabilities (current)	Financial liabilities (non-current)

Physical forward contracts and options (i)	$4,698	$1,012	$294,792	$175,363
Financial swap contracts and options (ii)	5,200	1,210	133,696	90,444
Foreign exchange forward contracts	-	-	211	-
Share swap	-	-	-	10,392
Eurobond conversion feature	-	-	-	23,763
Other derivative options	1,302	1,547	206	-
As at December 31, 2015	$11,200	$3,769	$428,905	$299,962

Below is a summary of the financial instruments classified through profit and loss as at December 31, 2016, to which Just Energy has committed:

(i)   Physical forward contracts and options consist of:

•	Electricity contracts with a total remaining volume of 33,141,397 MWh, a weighted average price of $47.81/MWh and expiry dates up to December 31, 2024.

•	Natural gas contracts with a total remaining volume of 64,350,467 GJs, a weighted average price of $4.18/GJ and expiry dates up to October 31, 2021.

•
Renewable energy certificates ("REC") and emission-reduction credit contracts with a total remaining volume of 5,174,342 MWh and 652,640 tonnes, respectively, a weighted average price of $24.49/REC and $2.65/tonne, respectively, and expiry dates up to December 31, 2028.

•	Electricity generation capacity contracts with a total remaining volume of 7,840 MWCap, a weighted average price of $7,778.18/MWCap and expiry dates up to October 31, 2020.

(ii)   Financial swap contracts and options consist of:

•	Electricity contracts with a total remaining volume of 22,377,990 MWh, an average price of $42.58/MWh and expiry dates up to December 31, 2021.

•	Natural gas contracts with a total remaining volume of 125,720,555 GJs, an average price of $4.22/GJ and expiry dates up to March 31, 2022.

•	Electricity generation capacity contracts with a total remaining volume of 708 MWCap, a weighted average price of $3,090.02/MWCap and expiry dates up to October 31, 2020.

These derivative financial instruments create a credit risk for Just Energy since they have been transacted with a limited number of counterparties. Should any counterparty be unable to fulfill its obligations under the contracts, Just Energy may not be able to realize the financial assets' balance recognized in the interim condensed consolidated financial statements.

11.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended December 31, 2016
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Share swap agreement

The Company has entered into a share swap agreement to manage the statements of income volatility associated with the Company's restricted share grant and deferred share grant plans. The value, on inception, of the 2,500,000 shares under this share swap agreement was approximately $33,803. Net monthly settlements received under the share swap agreement are recorded in other income. The Company marks to market the fair value of the share swap agreement and has included that value in the non-current derivative financial liabilities on the interim condensed consolidated statements of financial position. Changes in the fair value of the share swap agreement are recorded through the interim condensed consolidated statements of income as a change in fair value of derivative instruments.

Fair value ("FV") hierarchy derivatives

Level 1

The fair value measurements are classified as Level 1 in the FV hierarchy if the fair value is determined using quoted unadjusted market prices.

Level 2

Fair value measurements that require observable inputs other than quoted prices in Level 1, either directly or indirectly, are classified as Level 2 in the FV hierarchy. This could include the use of statistical techniques to derive the FV curve from observable market prices. However, in order to be classified under Level 2, inputs must be directly or indirectly observable in the market. Just Energy values its New York Mercantile Exchange ("NYMEX") financial gas fixed-for-floating swaps under Level 2.

Level 3

Fair value measurements that require unobservable market data or use statistical techniques to derive forward curves from observable market data and unobservable inputs are classified as Level 3 in the FV hierarchy. For the supply contracts, Just Energy uses quoted market prices as per available market forward data and applies a price-shaping profile to calculate the monthly prices from annual strips and hourly prices from block strips for the purposes of mark to market calculations. The profile is based on historical settlements with counterparties or with the system operator and is considered an unobservable input for the purposes of establishing the level in the FV hierarchy. For the natural gas supply contracts, Just Energy uses three different market observable curves: i) Commodity (predominately NYMEX), ii) Basis and iii) Foreign exchange. NYMEX curves extend for over five years (thereby covering the length of Just Energy's contracts); however, most basis curves extend only 12 to 15 months into the future. In order to calculate basis curves for the remaining years, Just Energy uses extrapolation, which leads natural gas supply contracts to be classified under Level 3.

For the share swap, Just Energy uses a forward interest rate curve along with a volume weighted average share price. The Eurobond conversion feature is valued using an option pricing model.

The Company's accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There was no transfer into or out of Level 1, Level 2 or Level 3 during the nine months ended December 31, 2016 or the year ended March 31, 2016.

12.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended December 31, 2016
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Fair value measurement input sensitivity

The main cause of changes in the fair value of derivative instruments is changes in the forward curve prices used for the fair value calculations. Just Energy provides a sensitivity analysis of these forward curves under the "Market risk" section of this note. Other inputs, including volatility and correlations, are driven off historical settlements.

The following table illustrates the classification of derivative financial assets (liabilities) in the FV hierarchy as at December 31, 2016:

	Level 1	Level 2	Level 3	Total
Derivative financial assets	$-	$-	$41,100	$41,100
Derivative financial liabilities	-	(12,562)	(266,804)	(279,366)
Total net derivative liabilities	$-	$(12,562)	$(225,704)	$(238,266)
The following table illustrates the classification of derivative financial assets (liabilities) in the FV hierarchy as at March 31, 2016:

	Level 1	Level 2	Level 3	Total
Derivative financial assets	$-	$-	$8,374	$8,374
Derivative financial liabilities	-	(68,209)	(646,605)	(714,814)
Total net derivative liabilities	$-	$(68,209)	$(638,231)	$(706,440)
The following table illustrates the classification of derivative financial assets (liabilities) in the FV hierarchy as at December 31, 2015:

	Level 1	Level 2	Level 3	Total
Derivative financial assets	$-	$-	$14,969	$14,969
Derivative financial liabilities	-	(79,627)	(649,240)	(728,867)
Total net derivative liabilities	$-	$(79,627)	$(634,271)	$(713,898)

Key assumptions used when determining the significant unobservable inputs included in Level 3 of the FV hierarchy consist of:
(i) up to 5% price extrapolation to calculate monthly prices that extend beyond the market observable 12- to 15-month forward curve,
(ii) discount for counterparty non-performance risk up to 5%, and
(iii) discount rate in the range of 6% to 8%.

13.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended December 31, 2016
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table illustrates the changes in net fair value of financial assets (liabilities) classified as Level 3 in the FV hierarchy for the following periods:

	Nine months ended	Year ended	Nine months ended
	December 31, 2016	March 31, 2016	December 31, 2015
Balance, beginning of period	$(638,231)	$(623,924)	$(623,924)
Total gains (losses)	59,107	(252,062)	(240,744)
Purchases	5,603	(116,916)	(96,267)
Sales	436	2,717	7,326
Settlements	347,381	351,954	319,338
Balance, end of period	$(225,704)	$(638,231)	$(634,271)

(b)	Classification of non-derivative financial assets and liabilities

As at December 31, 2016 and March 31, 2016, the carrying value of cash and cash equivalents, restricted cash, current trade and other receivables, unbilled revenues and trade and other payables approximates their fair value due to their short-term nature.

Long-term debt recorded at amortized cost has a fair value as at December 31, 2016 of $641 million (March 31, 2016 - $690 million) and the interest payable on outstanding amounts is at rates that vary with bankers' acceptances, LIBOR, Canadian bank prime rate or U.S. prime rate, with the following exceptions:

(i)	the $94.6 million, $100 million, $160 million and US$150 million convertible debentures, which are fair valued based on market value; and

(ii)	the fair value of the senior unsecured note is based on discounting future cash flows using a discount rate consistent with the above convertible debentures.

The $94.6 million, $100 million, $160 million and US$150 million convertible debentures are classified as Level 1 and the senior unsecured note is classified as Level 2 in the FV hierarchy.
(c)	Management of risks arising from financial instruments

The risks associated with Just Energy's financial instruments are as follows:
(i)	Market risk

Market risk is the potential loss that may be incurred as a result of changes in the market or fair value of a particular instrument or commodity. Components of market risk to which Just Energy is exposed are discussed below.
Foreign currency risk

Foreign currency risk is created by fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure as a result of investments in U.S. and U.K. operations.

14.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended December 31, 2016
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The performance of the Canadian dollar relative to the U.S. dollar could positively or negatively affect Just Energy's income, as a portion of Just Energy's income is generated in U.S. dollars and is subject to currency fluctuations upon translation to Canadian dollars. Due to its growing operations in the U.S. and Europe, Just Energy expects to have a greater exposure to foreign currency fluctuations in the future than in prior years. Just Energy has economically hedged between 50% and 90% of forecasted cross border cash flows that are expected to occur within the next 12 months and between 0% and 50% of certain forecasted cross border cash flows that are expected to occur within the next 13 to 24 months. The level of economic hedging is dependent on the source of the cash flow and the time remaining until the cash repatriation occurs.

Just Energy may, from time to time, experience losses resulting from fluctuations in the values of its foreign currency transactions, which could adversely affect its operating results. Translation risk is not hedged.

With respect to translation exposure, if the Canadian dollar had been 5% stronger or weaker against the U.S. dollar for the nine months ended December 31, 2016, assuming that all the other variables had remained constant, profit for the period would have been $32.9 million higher/lower and other comprehensive income would have been $41.4 million lower/higher.
Interest rate risk
Just Energy is only exposed to interest rate fluctuations associated with its floating rate credit facility. Just Energy's current exposure to interest rates does not economically warrant the use of derivative instruments. The Company's exposure to interest rate risk is relatively immaterial and temporary in nature. Just Energy does not currently believe that long-term debt exposes it to material interest rate risks but has set out parameters to actively manage this risk within its Risk Management Policy.
A 1% increase (decrease) in interest rates would have resulted in a decrease (increase) of approximately $198 in profit before income taxes for the nine months ended December 31, 2016 (2015 – $21).
Commodity price risk
Just Energy is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements. Management actively monitors these positions on a daily basis in accordance with its Risk Management Policy. This policy sets out a variety of limits, most importantly, thresholds for open positions in the gas and electricity portfolios which also feed a Value at Risk limit. Should any of the limits be exceeded, they are closed expeditiously or express approval to continue to hold is obtained. Just Energy's exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, volatility and liquidity of markets. Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices. The derivative instruments that are used are designed to fix the price of supply for estimated customer commodity demand and thereby fix margins such that shareholder dividends can be appropriately established. Derivative instruments are generally transacted over the counter. The inability or failure of Just Energy to manage and monitor the above market risks could have a material adverse effect on the operations and cash flows of Just Energy. Just Energy mitigates the exposure to variances in customer requirements that are driven by changes in expected weather conditions through active management of the underlying portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy's ability to mitigate weather effects is limited by the degree to which weather conditions deviate from normal.
Commodity price sensitivity – all derivative financial instruments
If all the energy prices associated with derivative financial instruments including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all of the other variables had remained constant, profit before income taxes for the nine months ended December 31, 2016 would have increased (decreased) by $149,803 ($149,025), primarily as a result of the change in fair value of Just Energy's derivative financial instruments.

15.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended December 31, 2016
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Commodity price sensitivity – Level 3 derivative financial instruments

If the energy prices associated with only Level 3 derivative financial instruments including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all of the other variables had remained constant, profit before income taxes for the nine months ended December 31, 2016 would have increased (decreased) by $152,260 ($151,575), primarily as a result of the change in fair value of Just Energy's derivative financial instruments.

(ii) Credit risk
Credit risk is the risk that one party to a financial instrument fails to discharge an obligation and causes financial loss to another party. Just Energy is exposed to credit risk in two specific areas: customer credit risk and counterparty credit risk.
Customer credit risk
In Alberta, Texas, Illinois, British Columbia, California, Michigan, Delaware, Ohio, Georgia and the United Kingdom, Just Energy has customer credit risk and, therefore, credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all the above markets.

The aging of the accounts receivable from the above markets was as follows:

	Dec. 31, 2016	March 31, 2016	Dec. 31, 2015

Current	$104,367	$104,275	$112,414
1 – 30 days	31,112	33,984	32,200
31 – 60 days	12,897	13,129	10,657
61 – 90 days	10,076	6,603	9,139
Over 90 days	41,873	48,382	67,152
	$200,325	$206,373	$231,562

Changes in the allowance for doubtful accounts were as follows:

	Dec. 31, 2016	March 31, 2016	Dec. 31, 2015

Balance, beginning of period	$58,789	$58,314	$58,314
Provision for doubtful accounts	44,622	68,531	49,250
Bad debts written off	(54,781)	(60,304)	(33,196)
Other	(821)	(7,752)	(4,055)
Balance, end of period	$47,809	$58,789	$70,313

16.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended December 31, 2016
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

In the remaining markets, the local distribution companies ("LDCs") provide collection services and assume the risk of any bad debts owing from Just Energy's customers for a fee. Management believes that the risk of the LDCs failing to deliver payment to Just Energy is minimal. There is no assurance that the LDCs providing these services will continue to do so in the future.
Counterparty credit risk

Counterparty credit risk represents the loss that Just Energy would incur if a counterparty fails to perform under its contractual obligations. This risk would manifest itself in Just Energy replacing contracted supply at prevailing market rates, thus impacting the related customer margin. Counterparty limits are established within the Risk Management Policy. Any exceptions to these limits require approval from the Board of Directors of Just Energy. The Risk Department and Risk Committee monitor current and potential credit exposure to individual counterparties and also monitor overall aggregate counterparty exposure. However, the failure of a counterparty to meet its contractual obligations could have a material adverse effect on the operations and cash flows of Just Energy.

As at December 31, 2016, the estimated counterparty credit risk exposure amounted to $41,100 (2015 - $14,969), representing the risk relating to the Company's exposure to derivatives that are in an asset position.

(iii)    Liquidity risk
Liquidity risk is the potential inability to meet financial obligations as they fall due. Just Energy manages this risk by monitoring detailed weekly cash flow forecasts covering a rolling six-week period, monthly cash forecasts for the next 12 months, and quarterly forecasts for the following two-year period to ensure adequate and efficient use of cash resources and credit facilities.

The following are the contractual maturities, excluding interest payments, reflecting undiscounted disbursements of Just Energy's financial liabilities:

As at December 31, 2016:

	Carrying	Contractual	Less than			More than
	amount	cash flows	1 year	1-3 years	4-5 years	5 years
Trade and other payables	$533,349	$533,349	$533,349	$-	$-	$-
Long-term debt[1]	612,321	646,352	94,652	391,700	-	160,000
Derivative instruments	279,366	3,528,139	664,780	2,396,573	409,748	57,038
	$1,425,036	$4,707,840	$1,292,781	$2,788,273	$409,748	$217,038

As at March 31, 2016:

	Carrying	Contractual	Less than			More than
	amount	cash flows	1 year	1-3 years	4-5 years	5 years
Trade and other payables	$511,276	$511,276	$511,276	$-	$-	$-
Long-term debt[1]	660,543	696,221	-	501,416	194,805	-
Derivative instruments	714,814	3,808,888	2,099,984	1,442,238	231,227	35,439
	$1,886,633	$5,016,385	$2,611,260	$1,943,654	$426,032	$35,439
17.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended December 31, 2016
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

As at December 31, 2015:

	Carrying	Contractual	Less than			More than
	amount	cash flows	1 year	1-3 years	4-5 years	5 years
Trade and other payables	$482,337	$482,337	$482,337	$-	$-	$-
Long-term debt[1]	695,020	735,614	-	528,014	207,600	-
Derivative instruments	728,867	4,127,510	2,154,192	1,649,589	279,891	43,838
	$1,906,224	$5,345,461	$2,636,529	$2,177,603	$487,491	$43,838
1 Included in long-term debt are the $94,652, 100,000 and $160,000 relating to convertible debentures and US$150,000 relating to convertible bonds, which may be settled through the issuance of shares at the option of the holder or Just Energy upon maturity.

In addition to the amounts noted above, as at December 31, 2016, the contractual net interest payments over the term of the long-term debt with scheduled repayment terms are as follows:

	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years
Interest payments	27,110	42,787	21,600	-

(iv)	Supplier risk

Just Energy purchases the majority of the gas and electricity delivered to its customers through long-term contracts entered into with various suppliers. Just Energy has an exposure to supplier risk as the ability to continue to deliver gas and electricity to its customers is reliant upon the ongoing operations of these suppliers and their ability to fulfill their contractual obligations. As at December 31, 2016, Just Energy has applied a discount factor to determine the fair value of its financial assets in the amount of $5,577 (2015 - $2,780) to accommodate for its counterparties' risk of default.

9.       ACCUMULATED OTHER COMPREHENSIVE INCOME

For the nine months ended December 31, 2016

Foreign currency
translation adjustments
Balance, beginning of period	$48,908
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Unrealized foreign currency translation adjustment	(943)
Balance, end of period	$47,965
18.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended December 31, 2016
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

For the nine months ended December 31, 2015

Foreign currency
translation adjustments
Balance, beginning of period	$56,393
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Unrealized foreign currency translation adjustment	(23,642)
Balance, end of period	$32,751

10.	SHAREHOLDERS' CAPITAL

Just Energy is authorized to issue an unlimited number of common shares and 50,000,000 preference shares issuable in series, both with no par value. Shares outstanding have no preferences, rights or restrictions attached to them. Details of issued and outstanding shareholders' capital are as follows:

	Nine months ended		Year ended		Nine months ended
	Dec. 31, 2016		March 31, 2016		Dec. 31, 2015
	Shares	Amount	Shares	Amount	Shares	Amount
Issued and outstanding
Balance, beginning of period	147,183,778	$1,069,434	146,559,176	$1,063,423	146,559,176	$1,063,423
Share-based awards exercised	638,861	6,617	624,602	6,011	512,437	4,030
Balance, end of period	147,822,639	$1,076,051	147,183,778	$1,069,434	147,071,613	$1,067,453

11.	LONG-TERM DEBT AND FINANCING

	Dec. 31, 2016	March 31, 2016	Dec. 31, 2015
Credit facility (a)	$90,295	$-	$-
Less: Debt issue costs (a)	(2,655)	(2,980)	(3,289)
6.75% convertible debentures (b)	145,008	-	-
6.0% convertible debentures (c)	92,773	311,028	310,203
5.75% convertible debentures (d)	95,413	93,637	93,077
6.5% convertible bonds (e)	191,487	182,564	194,080
Senior unsecured note (f)	-	80,000	105,000
Less: Debt issue costs (f)	-	(3,706)	(4,051)
	612,321	660,543	695,020
Less: Current portion	(92,773)	-	-
	$519,548	$660,543	$695,020

19.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended December 31, 2016
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Future annual minimum repayments are as follows:

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total

Credit facility (a)	$-	$90,295	$-	$-	$90,295
6.75% convertible debentures (b)	-	-	-	160,000	160,000
6.0% convertible debentures (c)	94,652	-	-	-	94,652
5.75% convertible debentures (d)	-	100,000	-	-	100,000
6.5% convertible bonds (e)	-	201,405	-	-	201,405
	$94,652	$391,700	$-	$160,000	$646,352

Interest is expensed based on the effective interest rate. The following table details the finance costs for the indicated periods:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2016	2015	2016	2015
Credit facility (a)	$2,902	$1,857	$7,122	$5,009
6.75% convertible debentures (b)	3,177	-	3,177	-
6.0% convertible debentures (c)	4,127	6,794	17,973	20,533
Loss on partial redemption of 6.0% convertible debentures (c)	3,113	-	3,113	-
5.75% convertible debentures (d)	2,047	1,997	6,089	5,945
6.5% convertible bonds (e)	4,160	4,076	12,273	11,776
Senior unsecured note (f)	5,767	2,902	10,994	8,677
Unwinding of discount and other	184	105	591	288
	$25,477	$17,731	$61,332	$52,228

(a)
As at December 31, 2016, Just Energy has a $342.5 million credit facility to meet working capital requirements, which includes an increase to the capacity by $50 million for a letter of credit facility (the "LC facility"), effective December 30, 2016. The principal amount outstanding under the LC facility is guaranteed by Export Development Canada under its Account Performance Security Guarantee Program. The syndicate of lenders for the credit facility includes Shell Energy North America (Canada) Inc./Shell Energy North America (US), L.P., Canadian Imperial Bank of Commerce, National Bank of Canada, HSBC Bank Canada, Alberta Treasury Branches, JP Morgan Chase Bank, N.A. and Canadian Western Bank. The term of the credit facility expires on September 1, 2018.

Interest is payable on outstanding loans at rates that vary with Bankers' Acceptance rates, LIBOR, Canadian bank prime rate or U.S. prime rate. Under the terms of the operating credit facility, Just Energy is able to make use of Bankers' Acceptances and LIBOR advances at stamping fees of 3.40%. Prime rate advances are at rates of interest of bank prime plus 2.40% and letters of credit are at rates of 3.40%. Interest rates are adjusted quarterly based on certain financial performance indicators. As at December 31, 2016, the Canadian prime rate was 2.70% and the U.S. prime rate was 3.75%.

20.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended December 31, 2016
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

As at December 31, 2016, $90.3 million has been drawn against the facility. Total letters of credit outstanding as of December 31, 2016 amounted to $115.0 million (March 31, 2016 - $130.0 million). As at December 31, 2016, Just Energy has $132.2 million of the facility remaining for future working capital and security requirements. Just Energy's obligations under the credit facility are supported by guarantees of certain subsidiaries and affiliates and secured by a general security agreement and a pledge of the assets and securities of Just Energy and the majority of its operating subsidiaries and affiliates excluding, primarily, the U.K. operations. Just Energy is required to meet a number of financial covenants under the credit facility agreement. As at December 31, 2016, the Company was compliant with all of these covenants.

(b)
On October 5, 2016, Just Energy issued $160 million of convertible unsecured senior subordinated debentures (the "6.75% convertible debentures"). The 6.75% convertible debentures bear interest at an annual rate of 6.75%, payable semi-annually in arrears on June 30 and December 31 in each year, and have a maturity date of December 31, 2021. Each $1,000 principal amount of the 6.75% convertible debentures is convertible at the option of the holder at any time prior to the close of business on the earlier of the maturity date and the last business day immediately preceding the date fixed for redemption into 107.5269 common shares of Just Energy, representing a conversion price of $9.30, subject to certain anti-dilution provisions. Holders who convert their debentures will receive accrued and unpaid interest for the period from and including the date of the latest interest payment up to, but excluding, the date of conversion.

The 6.75% convertible debentures will not be redeemable at the option of the Company on or before December 31, 2019. After December 31, 2019 and prior to December 31, 2020, the 6.75% convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days' and not less than 30 days' prior notice, at a price equal to their principal amount plus accrued and unpaid interest, provided that the weighted average trading price of the common shares of Just Energy on the Toronto Stock Exchange (the "TSX") for the 20 consecutive trading days ending five trading days preceding the date on which the notice of redemption is given is at least 125% of the conversion price. On or after December 31, 2020, the 6.75% convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days' and not less than 30 days' prior notice, at a price equal to their principal amount plus accrued and unpaid interest.

The conversion feature of the 6.75% convertible debentures has been accounted for as a separate component of shareholders' deficit in the amount of $8.0 million. Upon initial recognition of the convertible debentures, Just Energy recorded a deferred tax liability of $2.1 million and reduced the equity component of the convertible debentures by this amount. The remainder of the net proceeds of the 6.75% convertible debentures has been recorded as long-term debt, which is being accreted up to the face value of $160,000 over the term of the 6.75% convertible debentures using an effective interest rate of 9.1%. If the 6.75% convertible debentures are converted into common shares, the value of the conversion will be reclassified to share capital along with the principal amount converted.

(c)
In May 2010, Just Energy issued $330 million of convertible extendible unsecured subordinated debentures (the "6.0% convertible debentures"). The 6.0% convertible debentures bear interest at a rate of 6.0% per annum payable semi-annually in arrears on June 30 and December 31, with a maturity date of June 30, 2017. Each $1,000 principal amount of the 6.0% convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 55.6 common shares of the Company, representing a conversion price of $18 per share.

21.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended December 31, 2016
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The conversion feature of the 6.0% convertible debentures has been accounted for as a separate component of shareholders' deficit in the amount of $33.9 million. Upon initial recognition of the convertible debentures, Just Energy recorded a deferred tax liability of $15.7 million and reduced the value of the equity component of convertible debentures by this amount.

On November 7, 2016, Just Energy redeemed $225 million of the 6.0% convertible debentures. Just Energy paid in cash to the holders a redemption price equal to $1,021.3699 for each $1,000 principal amount of the 6.0% convertible debentures, being equal to the aggregate of $1,000 and all accrued plus unpaid interest thereon up to but excluding the redemption date. Of the amount paid, $222 million was recorded as a reduction in the liability component of the 6.0% convertible debentures, a non-cash loss on early redemption of $3.1 million was classified as finance costs, and $12.9 million was recorded as an increase in contributed surplus. As at December 31, 2016, the conversion feature of the 6.0% convertible debentures is $10.1 million and the deferred tax liability is $4.7 million.

In addition to $225 million redemption mentioned above, Just Energy purchased and retired $1.8 million (2015 - $5.5 million), of the 6.0% convertible debentures during the nine months ended December 31, 2016. During the nine months ended December 31, 2016, the Company paid $1.9 million (2015 - $1 million), reducing the net book value by $1.7 million (2015 - $1 million), and the loss was recorded as an increase to interest expense. As at December 31, 2016, the face value of this debenture is $94.6 million (2015 - $323 million).

(d)
In September 2011, Just Energy issued $100 million of convertible unsecured subordinated debentures (the "5.75% convertible debentures"), which was used to fund an acquisition. The 5.75% convertible debentures bear interest at an annual rate of 5.75%, payable semi-annually on March 31 and September 30 in each year, and have a maturity date of September 30, 2018. Each $1,000 principal amount of the 5.75% convertible debentures is convertible at the option of the holder at any time prior to the close of business on the earlier of the maturity date and the last business day immediately preceding the date fixed for redemption into 56.0 common shares of Just Energy, representing a conversion price of $17.85. Prior to September 30, 2016, the 5.75% convertible debentures could have been redeemed by the Company, in whole or in part, on not more than 60 days' and not less than 30 days' prior notice, at a price equal to their principal amount plus accrued and unpaid interest, provided that the weighted average trading price of the common shares is at least 125% of the conversion price. On or after September 30, 2016, the 5.75% convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days' and not less than 30 days' prior notice, at a price equal to their principal amount plus accrued and unpaid interest.

The Company may, at its option, on not more than 60 days' and not less than 30 days' prior notice, subject to applicable regulatory approval and provided no event of default has occurred and is continuing, elect to satisfy its obligation to repay all or any portion of the principal amount of the 5.75% convertible debentures that are to be redeemed or that are to mature, by issuing and delivering to the holders thereof that number of freely tradable common shares determined by dividing the principal amount of the 5.75% convertible debentures being repaid by 95% of the current market price on the date of redemption or maturity, as applicable.

The conversion feature of the 5.75% convertible debentures has been accounted for as a separate component of shareholders' deficit in the amount of $10,188. Upon initial recognition of the convertible debentures, Just Energy recorded a deferred tax liability of $2,579 and reduced the equity component of the convertible debentures by this amount. The remainder of the net proceeds of the 5.75% convertible debentures has been recorded as long-term debt, which is being accreted up to the face value of $100,000 over the term of the 5.75% convertible debentures using an effective interest rate of 8.6%. If the 5.75% convertible debentures are converted into common shares, the value of the conversion will be reclassified to share capital along with the principal amount converted.

22.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended December 31, 2016
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(e)
On January 29, 2014, Just Energy issued US$150 million of European-focused senior convertible unsecured convertible bonds (the "6.5% convertible bonds"). The 6.5% convertible bonds bear interest at an annual rate of 6.5%, payable semi-annually in arrears in equal installments on January 29 and July 29 in each year, and have a maturity date of July 29, 2019. The Company incurred transaction costs of $5,215 and has shown these costs net of the 6.5% convertible bonds.

A Conversion Right in respect of a bond may be exercised, at the option of the holder thereof, at any time from May 30, 2014 to July 7, 2019. The initial conversion price is US$9.3762 per common share (being C$10.2819) but is subject to adjustments. In the event of the exercise of a Conversion Right, the Company may, at its option, subject to applicable regulatory approval and provided no event of default has occurred and is continuing, elect to satisfy its obligation in cash equal to the market value of the underlying shares to be received.
As a result of the debt being denominated in a different functional currency than that of Just Energy, the conversion feature is recorded as a financial liability instead of a component of equity. Therefore, the conversion feature of the 6.5% convertible bonds has been accounted for as a separate financial liability with an initial value of US$8,517. The remainder of the net proceeds of the 6.5% convertible bonds has been recorded as long-term debt, which is being accreted up to the face value of $150,000 over the term of the 6.5% convertible bonds using an effective interest rate of 8.8%. At each reporting period, the conversion feature is recorded at fair value with changes in fair value recorded through profit or loss. As at December 31, 2016, the fair value of this conversion feature is US$3,893 and is included in other non-current financial liabilities.
(f)
The senior unsecured note was originally issued in the amount of $105 million bearing interest at 9.75% and maturing in June 2018. Just Energy early redeemed $25 million on March 31, 2016 and June 30, 2016, respectively, with the remaining $55 million repaid on October 5, 2016.

12.	INCOME TAXES

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2015
Current income tax expense	$9,823	$9,612	$14,449	$13,952
Deferred tax expense (recovery)	11,153	(10,838)	36,705	(2,529)
Provision for (recovery of) income taxes	$20,976	$(1,226)	$51,154	$11,423

23.

13. OTHER EXPENSES
(a)	Other operating expenses
	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2015
Amortization of other intangible assets	$3,975	$4,011	$10,695	$12,744
Amortization of property, plant and equipment	1,701	921	3,560	2,677
Bad debt expense	16,234	13,019	44,622	49,250
Share-based compensation	1,353	1,364	4,255	4,086
	$23,263	$19,315	$63,132	$68,757

(b) Employee benefits expense

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2015
Wages, salaries and commissions	$49,450	$57,055	$157,978	$163,647
Benefits	6,785	8,276	23,076	22,551
	$56,235	$65,331	$181,054	$186,198

14.	REPORTABLE BUSINESS SEGMENTS

Just Energy's reportable segments include the following: Consumer Energy and Commercial Energy.
Transactions between operating segments are in the normal course of operations and are recorded at the exchange amount. Allocations made between segments for shared assets or allocated expenses are based on the number of customers in the respective segments.
Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the interim condensed consolidated financial statements. Just Energy is not considered to have any key customers.

24.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended December 31, 2016
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

For the three months ended December 31, 2016

	Consumer	Commercial
	division	division	Consolidated

Sales	$523,857	$394,679	$918,536
Gross margin	129,102	45,251	174,353
Amortization of property, plant and equipment	1,616	83	1,699
Amortization of intangible assets	3,381	593	3,974
Administrative expenses	31,267	13,300	44,567
Selling and marketing expenses	32,514	22,823	55,337
Other operating expenses	13,177	4,413	17,590
Operating profit for the period	$47,147	$4,039	$51,186
Finance costs			(25,477)
Change in fair value of derivative instruments			183,345
Other expense			(37)
Provision for income taxes			(20,976)
Profit for the period			$188,041
Capital expenditures	$1,473	$737	$2,210

For the three months ended December 31, 2015

	Consumer	Commercial
	division	division	Consolidated

Sales	$538,571	$471,138	$1,009,709
Gross margin	138,064	41,873	179,937
Amortization of property, plant and equipment	862	59	921
Amortization of intangible assets	3,690	320	4,010
Administrative expenses	29,381	13,553	42,934
Selling and marketing expenses	38,952	28,109	67,061
Other operating expenses	12,987	1,397	14,384
Operating profit (loss) for the period	$52,192	$(1,565)	$50,627
Finance costs			(17,731)
Change in fair value of derivative instruments			(23,478)
Other expense			(456)
Recovery of income taxes			1,226
Profit for the period			$10,188
Capital expenditures	$1,075	$538	$1,613
25.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended December 31, 2016
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

For the nine months ended December 31, 2016

	Consumer	Commercial
	division	division	Consolidated

Sales	$1,515,209	$1,294,564	$2,809,773
Gross margin	384,481	136,078	520,559
Amortization of property, plant and equipment	3,332	226	3,558
Amortization of intangible assets	9,199	1,496	10,695
Administrative expenses	98,321	37,664	135,985
Selling and marketing expenses	104,175	68,406	172,581
Other operating expenses	36,846	12,033	48,879
Operating profit for the period	$132,608	$16,253	$148,861
Finance costs			(61,332)
Change in fair value of derivative instruments			474,293
Other expense			(1,564)
Provision for income taxes			(51,154)
Profit for the period			$509,104
Capital expenditures	$3,911	$1,955	$5,866

As at December 31, 2016
Total goodwill	$150,981	$139,296	$290,277
Total assets	$1,041,352	$246,423	$1,287,775
Total liabilities	$1,357,424	$139,986	$1,497,410

26.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended December 31, 2016
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

For the nine months ended December 31, 2015

	Consumer	Commercial
	division	division	Consolidated

Sales	$1,583,351	$1,446,629	$3,029,980
Gross margin	375,861	122,138	497,999
Amortization of property, plant and equipment	2,507	170	2,677
Amortization of intangible assets	9,694	3,049	12,743
Administrative expenses	89,050	31,776	120,826
Selling and marketing expenses	117,635	77,455	195,090
Other operating expenses	47,046	6,291	53,337
Operating profit for the period	$109,929	$3,397	$113,326
Finance costs			(52,228)
Change in fair value of derivative instruments			4,236
Other expense			(2,310)
Provision for income taxes			(11,423)
Profit for the period			$51,601
Capital expenditures	$2,836	$1,418	$4,254

As at December 31, 2015
Total goodwill	$146,783	$141,026	$287,809
Total assets	$628,732	$689,142	$1,317,874
Total liabilities	$1,484,915	$506,542	$1,991,457

Sales from external customers

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2015
Canada	$127,780	$159,673	$326,087	$401,201
United States	662,287	721,191	2,134,136	2,326,979
United Kingdom	128,449	128,845	349,530	301,800
Germany	20	-	20	-
Total	$918,536	$1,009,709	$2,809,773	$3,029,980

The revenue is based on the location of the customer.

27.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended December 31, 2016
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Non-current assets

Non-current assets by geographic segment consist of property, plant and equipment and intangible assets and are summarized as follows:

	As at Dec. 31, 2016	As at March 31, 2016	As at Dec. 31, 2015
Canada	$193,457	$194,236	$193,824
United States	183,204	175,758	188,561
United Kingdom	865	924	593
Germany	6,059	-	-
Total	$383,585	$370,918	$382,978

15. EARNINGS PER SHARE
	Three months	Three months		Nine months	Nine months
	ended	ended		ended	ended
	Dec. 31, 2016	Dec. 31, 2015		Dec. 31, 2016	Dec. 31, 2015
BASIC EARNINGS PER SHARE
Earnings available to shareholders	$180,593	$5,618		$490,565	$40,809
Basic weighted average shares outstanding	147,798,122	146,949,941		147,616,127	146,797,882

Basic earnings per share available to shareholders	$1.22	$0.04		$3.32	$0.28

DILUTED EARNINGS PER SHARE
Earnings available to shareholders	$180,593	$5,618		$490,565	$40,809
Adjustment for dilutive impact of convertible debentures	9,124	8,897	[1]	16,515	33,546
Adjusted earnings available to shareholders	$189,717	$14,515		$507,080	$74,355
Basic weighted average shares outstanding	147,798,122	146,949,941		147,616,127	146,797,882
Dilutive effect of:
Restricted share grants	1,778,347	3,108,037	[1]	2,972,891	3,239,788
Deferred share grants	85,029	104,595	[1]	77,432	153,238
Convertible debentures	44,062,939	39,933,526	[1]	44,062,939	39,933,526
Shares outstanding on a diluted basis	193,724,437	190,096,099		194,729,389	190,124,434

Diluted earnings per share available to shareholders	$0.98	$0.04		$2.60	$0.27
[1] 'The assumed conversion into shares results in an anti-dilutive position in the current year; therefore, these items have not been included in the computation of dilutive earnings per share.

16.	DIVIDENDS PAID

For the three months ended December 31, 2016, a dividend of $0.125 (2015 - $0.125) per share was declared by Just Energy. This dividend amounted to $18,800 (2015 - $18,662), which was approved by the Board of Directors and paid out on December 30, 2016. For the nine months ended December 31, 2016, dividends of $0.375 (2015 - $0.375) per share were declared and paid by Just Energy. This amounted to $56,407 (2015 - $56,062), which was approved by the Board of Directors and paid out during the period.

28.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended December 31, 2016
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

17.	COMMITMENTS AND GUARANTEES

Commitments for each of the next five years and thereafter are as follows:

As at December 31, 2016

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total
Premises and equipment leasing	$4,924	$12,441	$6,099	$10,299	$33,763
Gas and electricity contracts	664,780	2,396,573	409,748	57,038	3,528,139
	$669,704	$2,409,014	$415,847	$67,337	$3,561,902

Just Energy has entered into leasing contracts for office buildings and administrative equipment. These leases have a leasing period of between one and eight years. No purchase options are included in any major leasing contracts.  Just Energy is also committed under long‑term contracts with customers to supply gas and electricity. These contracts have various expiry dates and renewal options.

Guarantees

Pursuant to separate arrangements with Westchester Fire Insurance Company, Travelers Casualty, Surety Company of America, Berkley Insurance Company and Charter Brokerage LLC, Just Energy has issued surety bonds to various counterparties including states, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at December 31, 2016 amounted to $59.5 million.
As at December 31, 2016, Just Energy had total letters of credit outstanding in the amount of $115.0 million (Note 11(a)).

18.	SUBSEQUENT EVENTS

On January 17, 2017, Just Energy announced that it will redeem the outstanding $94.6 million principal amount of the 6.0% convertible debentures scheduled to mature on June 30, 2017 on February 21, 2017 (the "Redemption Date"). On the Redemption Date, Just Energy will pay $94.6 million in cash to the holders of the 6.0% convertible debentures and $0.8 million for unpaid interest thereon up to but excluding the Redemption Date.

On February 7, 2017, Just Energy closed its underwritten public offering of 4,000,000 of its 8.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares (the "Preferred Shares") at a public offering price of US$25.00 per Preferred Share, for gross proceeds of US$100 million. Just Energy has granted the underwriters an option exercisable for 30 days from January 30, 2017, exercisable in whole or in part, to purchase up to 600,000 additional Preferred Shares at the same price and on the same terms as the 4,000,000 Preferred Shares. In addition, concurrently with the closing of the public offering of Preferred Shares, Just Energy closed a non-brokered private placement of 40,000 Preferred Shares at a price of US$25.00 per Preferred Share, for gross proceeds of US$1 million.

29.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended December 31, 2016
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

19.	COMPARATIVE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Certain figures in the comparative interim condensed consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current period's interim condensed consolidated financial statements.

30.